January 20, 2006

Ms. Teresa Bushman
Vice President and General Counsel
Mariner Energy, Inc.
2101 CityWest Blvd., Bldg. 4, Suite 900
Houston, Texas 77042

      Re:	Mariner Energy, Inc.
      	Amendment No. 1 to Registration Statement on Form S-4
      Filed December 22, 2005
      File No. 333-129096

      Forest Oil Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
      File No. 01-13515

Form 10-Q for the Fiscal Quarters Ended September 30, 2005, June
30,
2005 and March 31, 2005
Filed November 9, 2005, August 9, 2005 and May 9, 2005

Dear Ms. Bushman:

      We have reviewed your filings and response letter dated December 22, 2005 with attached materials and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-4, as amended

General

1. Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

2. Please provide a currently dated consent from the independent accountants in your amendment.

3. We note your response to prior comment 5.   Please disclose in
your filing, where appropriate, the analysis you provided in your response.

Background of the Merger, page 40

4. We note the revisions you made in response to prior comment 34. However, we reissue that comment in part. Please revise this section to further specify:

* how it came about that you entered into contact with other
potential merger parties.   For example, did you direct your
financial advisor or otherwise take steps to seek other potential parties? If through your financial advisor, indicate what instructions or criteria it was given;
* the exact number of other potential merger parties you had contact with. It is not clear whether all of such parties you mention comprise the three that you cite in the fifth paragraph;
* the specific terms proposed and the value of such terms both in total and on a per share basis; and
* if terms were proposed, the reason those terms were rejected or discussions otherwise ceased.

Forest Gulf of Mexico Operations

Financial Statements

Supplemental Information Regarding Proved Oil and Gas Reserves and Capital Expenditures, page F-35

Standardized Measure of Discounted Future Net Cash Flows

5. Please remove your disclosure of the present value of future net cash flows before income tax. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Capital Expenditures

6. We reviewed your response to our prior comment number 76 and your continued disclosure of capital expenditures. As SFAS 69 does not have a specific disclosure requirement for capital expenditures please remove this disclosure or replace it with disclosure of costs incurred that complies with paragraph 21 to 23 of SFAS 69. Please note that SAB 47 was updated by SAB 103 which condensed certain questions and interpretive responses. Please clarify the guidance you cite in your prior response. Refer also to Item 10(e)(1)(ii)(C)
of Regulation S-K. We note your related disclosure on page 19. Please expand your disclosure to indicate whether or not it is a non-
GAAP measure, explain how this information was calculated and reconcile it to costs incurred information as defined in SFAS 69 to the extent necessary to comply with Item 10(e) of Regulation S-K.

Engineering Comments

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of the Forest Gulf of Mexico Operations,
page
144

Estimated Proved Reserves, page 151

7. Please revise the first paragraph as per our telephone discussion of January 6, 2006 with Mr. Matthew Wurtzbacher.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald Winfrey, Petroleum Engineer, at
(202)
551-3704 if you have questions regarding engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.
							Sincerely,


							H. Roger Schwall
							Assistant Director
cc:	K. Stertzel
	J. Davis
      J. Wynn
	R. Winfrey

      via facsimile
      Breen Haire
      Baker Botts L.L.P.
            (713) 229-2748
??

??

??

??

Ms. Teresa Bushman
Mariner Energy, Inc.
January 20, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010